UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
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FORM SD
Specialized Disclosure Report

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ITT INC.
(Exact name of registrant as specified in its charter)

Indiana	001-05672	81-1197930
(State of other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

100 Washington Boulevard, 6th Floor Stamford, CT 06902
(Full mailing address of principal executive offices)

Emmanuel Caprais, Chief Financial Officer Telephone: (914) 641-2000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

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Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended______.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
This Form SD of ITT Inc. (the "Company") and the Conflict Minerals Report (the "Report"), filed as Exhibit 1.01 hereto, are publicly available on the Company's website at www.itt.com/about/product-stewardship. The content of the website is included for general information only and is not incorporated by reference in this Form SD. Please refer to the Report for a description of the Company’s reasonable country of origin inquiry and due diligence process related to the use of certain designated conflict minerals during the reporting period of January 1, 2023 to December 31, 2023.

Item 1.02 Exhibit
Conflict Minerals Report
The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 - Resource Extraction Issuer Disclosure
Item 2.01. Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 - Exhibits
Item 3.01 Exhibits
Exhibit 1.01. Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ITT INC. (Registrant)

May 31, 2024	By:	/s/ Emmanuel Caprais
Name: Emmanuel Caprais
Title: Senior Vice President and Chief Financial Officer